TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone: (780) 930-7072 Fax: (780) 930-7073

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

February 7, 2006

TITAN TRADING ANALYTICS INC.

ANNOUNCES SOFTWARE TRANSFERS AND CONSULTING AGREEMENTS

Titan Trading Analytics Inc. (“Titan”) is pleased to announce that it has entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be issued in 1,000,000 share increments in each of 2007 and 2008 and 1,000,000 performance warrants.  The Software Transfer Agreement provides Cignal Technologies with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, Titan will issue Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal Technologies, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants is conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share respectively.

In connection with the Software Transfer Agreements, Titan has entered into consulting agreements with each of Cignal Technologies and Michael Gossland, whereby they will provide consulting services to Titan until October 31, 2008.

Cignal Technologies started the original automated stock trading project over 6 years ago and spent approximately US$600,000 on its development. Gossland joined Cignal’s development effort three years ago and was originally funded by Cignal. In June 2003, a licensing agreement was struck between Cignal and Titan whereby Titan would fund further development in return for a 99 year lease to use the software for its own business purposes and Cignal would retain ownership of the intellectual property. The newly completed software transfer agreements terminate the June 2003 licensing agreement and give Titan full ownership of the software developed to date as well as into the future.

The acquisition strengthens Titan’s core assets and will allow Titan to plan to expand further into the area of trade management. Ken Powell, Titan’s President, sees the acquisition as an important step forward for Titan. “With the full ownership of this software, Titan has achieved a critical milestone. We can now move forward toward our goal of becoming a recognized leader in trading technology and trade management.”

The trading industry as a whole is moving to automation. According to figures from the New York Stock Exchange, program trading averaged 21.1 percent of NYSE volume during Jan 18-21, 2000 but rose to 53.9 percent during Jan. 9-13, 2006. Titan’s acquisition of the automated stock trading software firmly establishes it as a participant in this area of growth. Over the course of the development, the software has evolved into a system capable of trading stocks, futures and foreign currencies on time frames ranging from minutes to days. Titan has already announced a joint venture agreement between its wholly owned subsidiary, Titan Trading USA, and a leading financial institution to begin a 90 day beta test of its proprietary Titan Order Processing System (TOPS) software.

In the future, Titan plans to develop a real-time data analysis and charting platform to replace the third party platform upon which it now depends. Titan also has longer term plans to expand its trading operation to include markets in Europe and the Far East.

The software transfer agreements mentioned above are subject to regulatory approval of the transfers of the software and the issuance of the securities.  Titan has not paid any finder’s fees in connection with the above transactions.  All of the securities issued in connection with the software transfer agreement are subject to a four month hold period. After giving effect to the issuance of the 4,500,000 common shares, the Corporation has 30,682,296 common shares issued and outstanding.

For further information, contact Mr. Ken W. Powell at:

Phone: (780) 930-7072

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Titan does not assume any obligation to update any forward looking information contained in this news release.  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.